FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

Mexico City 06599, Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits

Exhibit 1.	Underwriting Agreement dated as of January 25, 2006, between Teléfonos de México, S.A. de C.V. and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as Representatives of the Several Underwriters.

Exhibit 2.	Fourth Supplemental Indenture dated as of January 31, 2006, between Teléfonos de México, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee, with respect to the terms of the 8.75% Senior Notes due 2016 (including the form of Note).

Exhibit 3.	Opinion Letter of Cleary Gottlieb Steen and Hamilton LLP, dated January 30, 2006 as to the validity of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Date: January 31, 2006	By:	/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer